ALPHA BANK





2005 MAY 10 A



05008021

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

Athens, April 28, 2005
Our reference No.13.1.52

Attention: Special Counsel, Office of
International Corporate Finance

RE: Rule 12g3-2
File No. 82-3399

SUPPL

Dear Sir or Madam,

The enclosed information is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g-3(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA BANK A.E. (former ALPHA CREDIT BANK A.E.) is subject to the Exchange Act.

Yours faithfully,
ALPHA BANK

H.P. VERYKIOS　　A.I. BILIONI

PROCESSED
MAY 18 2005
THOMSON
FINANCIAL

ENCLOSURES: (1)

Secretariat Division
40, Stadiou Street
GR – 102 52 Athens

Tel. : +30 210 326 2424
Fax. : +30 210 326 2427
E-mail: secretariat@alpha.gr


ATHENS 2004

OFFICIAL BANK

Repurchase of own shares [28.4.2005]

Alpha Bank makes reference to the resolution of its Annual Meeting of Shareholders of 19.4.2005, to repurchase own shares, in accordance with art.16, par.5 of corporate law 2190/1920. According to the aforementioned resolution, Alpha Bank may proceed, until 19.4.2006, to the repurchase of up to 3% of its total outstanding paid-in share capital, at the lower limit share purchase price of Euro 5.00 and upper limit share purchase price, Euro 31.20, adjusted to Euro 26.00, following the issue of bonus shares as decided by the Annual Meeting of Shareholders of 19.4.2005.

The Board of Directors of Alpha Bank, at its meeting on 26.4.2005, decided, pursuant to the above, that the Bank, throughout the period 9.5.2005 to 9.11.2005, repurchase 3,000,000 own shares at the lower limit share purchase price of Euro 5.00 and upper limit share purchase price, Euro 31.20. Following the issue of bonus shares as decided by the Annual Meeting of Shareholders of 19.4.2005, the relevant number of shares and the upper limit share purchase price will be adjusted to 3,600,000 and Euro 26.00 respectively.

ALPHA BANK



Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

Athens, May 4, 2005
Our reference No.13.1.54

Attention: Special Counsel/Office of
International Corporate Finance

RE: Rule 12g3-2
File No. 82-3399

Dear Sir or Madam,

The enclosed information is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g-3(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA BANK A.E. (former ALPHA CREDIT BANK A.E.) is subject to the Exchange Act.

Yours faithfully,
ALPHA BANK





P.C. LOURIS O.J. YANNACOPOULOU

ENCLOSURES: (1)

Secretariat Division
40, Stadiou Street
GR – 102 52 Athens

Tel. : +30 210 326 2424
Fax. : +30 210 326 2427
E-mail: secretariat@alpha.gr


ATHENS 2004
OFFICIAL
BANK

6036-4/2003

Dividend payment [4.5.2005]

Alpha Bank announces that the approved, by the Ordinary General Meeting of Shareholders of April 19, 2005, dividend of fiscal year 2004, will be payable to the beneficiaries commencing on May 5, 2005 either:

a) by crediting their deposit account held in Alpha Bank, or

b) for those who do not hold an account, via the branch network of the Bank, through the display of an identity card and of a print-out of their securities' account details in the Greek dematerialised securities system (SAT).

Custodians and operators of securities' accounts can collect dividends on behalf of their clients from the Share Capital Support Section of the Corporate and Investment Banking Operations Division.